UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

J. Bryant Kirkland III
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable – Voluntary Filing

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     .
Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2	13D/A	Page 2 of 6

1		NAMES OF REPORTING PERSONS Vector Group Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,191,205 Shares (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,191,205 Shares (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,191,205 Shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO; HC

1.
Sole voting power and dispositive power of 300,000 of such shares is held indirectly through control of Accommodations Acquisition Corporation, a Delaware corporation and a subsidiary of Vector Group Ltd.

2.
The calculation of the percentage is based on 193,892,686 Common Shares outstanding as of November 3, 2016, as reported on the Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Q3 2016 10-Q”), filed on November 7, 2016.

CUSIP No. 50575Q 10 2	13D/A	Page 3 of 6

This Amendment No. 11 amends the statement on Schedule 13D originally filed by New Valley LLC (“New Valley”), with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”). New Valley is wholly-owned by Vector Group Ltd. (“Vector”), a Delaware corporation. Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 11 to Schedule 13D is being filed (i) to reflect the transfer of all of the shares of Common Stock of the Company previously owned by New Valley to Vector (the “New Valley Shares”), (ii) to indicate the cessation as a Reporting Person of New Valley following such transfer and (iii) to reflect the exercise of warrants held by Vector for 1,000,000 shares of Common Stock of the Company.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)This Schedule 13D is being filed by Vector. The Schedule 13D previously included New Valley. New Valley, a wholly-owned subsidiary of Vector, no longer beneficially owns any shares of Common Stock and is no longer a Reporting Person for purposes of this Schedule 13D.

(b), (c)	Vector is a holding company and is principally engaged in:

•	the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries,

•	the sale of electronic cigarettes in the United States through its Zoom E-Cigs LLC subsidiary, and

•
the real estate business through its New Valley subsidiary, which is seeking to acquire or invest in additional real estate properties or projects. New Valley owns 70.59% of Douglas Elliman, which operates the largest residential brokerage company in the New York metropolitan area.

A list of directors and executive officers of Vector is attached hereto as Exhibit A. The principal business address and the principal office address of Vector and, except as otherwise indicated, its directors and executive officers, is 4400 Biscayne Boulevard, 10th Floor, Miami, Florida 33137.

(d),(e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 50575Q 10 2	13D/A	Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 of Schedule 13D is hereby amended to add the following:

On November 4, 2011, Vector, together with certain other lenders (the “Lenders”), entered into a loan agreement with the Company and extended to the Company a loan in the aggregate principal amount of $160,700,000 (the “Loan”). Of the aggregate principal amount of the Loan, Vector provided $15,000,000 and received from the Company an aggregate of 1,000,000 warrants to purchase Common Stock at an exercise price of $1.68 per share (the “Warrants”). Additional details of the Loan can be found in the Company’s Current Report on Form 8-K filed with the Commission on November 9, 2011.

On October 26, 2016, Vector exercised the Warrants in exchange for 1,000,000 Shares of Common Stock of the Company. The source and amount of funds used for the payment of the exercise price of the Warrants was provided from the delivery for cancellation by Vector of an outstanding promissory note issued by the Company in connection with the Loan in the aggregate amount of $1,680,000.

No funds or other consideration were required in connection with the transfer of the New Valley Shares by New Valley to Vector, its parent company.

To the knowledge of the Reporting Person, the source of funds for the exercise of Mr. Podell’s and Mr. Lorber’s options, described below in Item 5, was from the personal funds of Mr. Podell and Mr. Lorber, respectively. To the knowledge of the Reporting Person, the source of funds for the purchase of shares by Mr. Lampen, described below in Item 5, was from the personal funds of Mr. Lampen.

Item 4. Purpose of Transactions.

Item 4 of the Schedule 13D is hereby amended to add the following:

The Common Stock acquired by Vector in connection with the exercise of the Warrants has been acquired for investment purposes. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c), 5(d) and 5(e) of the Schedule 13D are hereby amended to read as follows:

(a)
As of the date hereof, Vector beneficially owns 15,191,205 shares of Common Stock of the Company, which constitutes approximately 7.8% of the Company’s outstanding shares of common stock (as reported in the Q3 2016 10-Q). Subsequent to the transfer of the New Valley Shares described in Item 3 above, New Valley no longer beneficially owns any shares of Common Stock of the Company.

In addition to the number of shares of Common Stock held by the Reporting Person as reported herein, Howard M. Lorber, Richard J. Lampen, Bennett S. LeBow, Henry C. Beinstein, Jeffrey S. Podell, Marc Bell and Jean E. Sharpe beneficially own 6,297,089, 5,180,804, 1,481,949, 383,675, 382,013, 50,000 and 3,738 shares, respectively, of Common Stock.

CUSIP No. 50575Q 10 2	13D/A	Page 5 of 6

(b)
As of the date hereof, with respect to the 15,191,205 shares of Common Stock held by Vector, Vector exercises both sole voting power and sole dispositive power. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to exercise voting power and dispositive power with respect to such shares.

With respect to the shares owned by Messrs. Lorber, Lampen, Beinstein, Podell and Bell, and Ms. Sharpe, to the knowledge of the Reporting Person, such persons hold both sole voting and dispositive power with respect to such shares. Mr. LeBow (a) exercises sole voting power and sole dispositive power over 1,283,526 shares of Common Stock owned directly by Mr. LeBow; and (b) indirectly exercises sole voting power and sole dispositive power over 198,423 shares of Common Stock through LeBow Alpha LLLP, a Delaware limited liability limited partnership. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC, a Delaware limited liability company. LeBow Holdings LLC is the general partner of LeBow Alpha LLLP. Mr. LeBow is trustee of LeBow 2011 Management Trust. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person. Accordingly, Vector disclaims beneficial ownership of the shares of the Issuer’s securities held by any of the persons listed in Exhibit A attached hereto.

(c)
None of the Reporting Person, and to the knowledge of the Reporting Person, none of its directors and executive officers, has effected any transactions in the Common Stock of the Company in the past 60 days, other than (i) the description of Vector’s exercise of the Warrants contained in Item 3, which is incorporated by reference in this Item 5, (ii) the exercise of a stock option for 20,000 shares of Common Stock, at an exercise price of $1.39 per share, by Jeffrey S. Podell on October 27, 2016, (iii) the exercise of a stock option for 20,000 shares of Common Stock, at an exercise price of $1.39 per share, by Howard M. Lorber on October 28, 2016, and (iv) the purchase of 10,000 shares of Common Stock in the open market, at a weighted average purchase price of $1.86 per share, by Richard J. Lampen on November 9, 2016.

(d)
No other person has the right or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person or, to the knowledge of the Reporting Person, by its directors and executive officers.

(e)	New Valley ceased to be a Reporting Person following New Valley’s disposition of all of the New Valley Shares then owned by it through a transfer to Vector , its parent company.

Item 7. Materials to be Filed as Exhibits.

The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:    Executive Officers and Directors of the Reporting Person.

CUSIP No. 50575Q 10 2	13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 16, 2016
VECTOR GROUP LTD.

By: /s/ J. Bryant Kirkland III
Name: J. Bryant Kirkland III
Title: Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The names, present principal occupations or employment and business addresses of the executive officers and directors of the Reporting Person are set forth below. If no address is given, the executive officer’s or director’s business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person.

Vector

Name	Present Principal Occupation or Employment; Business Address

Howard M. Lorber	Director; President and Chief Executive Officer
Richard J. Lampen	Executive Vice President
J. Bryant Kirkland III	Senior Vice President, Treasurer and Chief Financial Officer
Marc N. Bell	Senior Vice President, Secretary and General Counsel
Ronald J. Bernstein	Director; President and Chief Executive Officer of Liggett Vector Brands LLC and Liggett Group LLC
Bennett S. LeBow	Director; Chairman of the Board and Private Investor
Stanley S. Arkin	Founding and Senior Partner, Arkin Solbakken LLP and Chairman of The Arkin Group LLC
Henry C. Beinstein	Director; Partner, Gagnon Securities LLC, 1370 Avenue of the Americas, New York, NY 10019
Jeffrey S. Podell	Director; Private Investor, 7338 Floranada Way, Delray Beach, FL 33446
Jean E. Sharpe	Director; private investor, 350 Cherry Street, Bedford Hills, NY 10507